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                                                                     Exhibit 2.6

                                  [Side Letter]


1. Reference is made to (i) the Agreement for the Sale and Purchase of 100% of the Shares in tele.ring Telekom Service GmbH ("tele.ring"), 100% of the Partnership Interest in tele.ring Telekom Service GmbH & Co KEG and for the Call-Option regarding the Sale and Purchase of 100% of the Shares in Mannesmann 3G Mobilfunk GmbH (the 'Agreement') and
        (ii) a letter agreement between Mannesmann Eurokom GmbH ('MEU') and EHG Einkaufs- und Handels GmbH ('EHG') dated 29 June 2001 regarding certain tax issues in connection with the transactions contemplated in the Agreement (the 'Letter Agreement'). Terms used in this side letter shall have the same meaning as in the Agreement or the Letter Agreement.

        Clause 2 of the Letter Agreement provides that if the funding preceding the repayment of intra-group debt prior to Closing (the 'Repayment'), is considered, in a binding decision of the relevant tax authority, in whole or in part to be income for the purposes of Austrian corporate income tax, and any such income is greater than the accumulated tax loss carry forward of tele.ring as of December 31, 2000, plus any additional losses (for tax purposes) incurred by tele.ring in the period from January 1, 2001 until the Closing Date, with such additional losses to be determined on the basis of an interim pro forma tax balance sheet as of the Closing Date as if it was a year end tax balance sheet (the 'Pro Forma Closing Tax Balance') to be prepared by tele.ring and audited or reviewed by a certified public accountant reasonably satisfactory to EHG following the preparation of the Closing Balance Sheet under the Agreement (together the 'Closing Tax Loss Carry Forward'), MEU shall fully compensate tele.ring Telekom Service GmbH on a net basis, upon EHG's request, for the hypothetical tax burden under Austrian corporate income tax laws resulting from the full excess of any such tax income as described above over the Closing Tax Loss Carry Forward. Vodafone has funded tele.ring in a manner sufficient to build up an equity basis that is, in the view of Vodafone, solid and sufficient and puts tele.ring in a position to pay off its existing creditors. tele.ring GmbH inter alia decided to repay the entire amount of the Intra-Group Debt ("Repayment") prior to the Closing.

        The Parties hereto agree that for purposes of preparing the Pro Forma Closing Tax Balance, tele.ring shall not perform any extraordinary depreciation of certain or all of its fixed assets, provided that, if
        (i) the Repaymentis considered, in a binding decision of the relevant tax authorithy, in whole or in part to be income for purposes of Austrian corporate income tax, and (ii) for the purposes of the Pro Forma Closing Tax Balance (which shall be prepared as if it was a year-end tax balance sheet), a legal requirement under Austrian tax law for an extraordinary depreciation of certain or all of the fixed assets of tele.ring existed, the full amount of additional losses (for tax purposes) that would have resulted from such extraordinary depreciation of assets in the Pro Forma Closing Tax Balance shall, for purposes of determining the compensation under Clause 2 of the Letter

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        Agreement, -- be treated as if it were part of the Pro Forma Closing Tax
        Balance (i.e., added to the Closing Tax Loss Carry Forward) and reduce MEU's obligation to compensate tele.ring under Clause 2 of the Letter Agreement accordingly.

        The Parties agree that the time limit as set out in Schedule 6 Clause 2 of the Agreement shall not apply to the Purchaser's possible claim for compensation under Clause 2 of the Letter Agreement. For the purposes of this claim a time limit of five years applies. Such five year period shall begin on the date when tele.ring GmbH's corporate income tax for the fiscal year 2001 is assessed by the relevant tax authority in a binding decision; provided that the running of such five year period shall be suspended by any tax audit or inspection of tele.ring GmbH for the fiscal year 2001 as well as by or during any appeal pending before Austrian administrative bodies or courts on tele.ring's corporate income tax for the fiscal year 2001.

2. Each of the Parties hereto shall treat as strictly confidential (i) this side letter and all information received or obtained as a result of entering into or performing the arrangements embodied herein and
        (ii) the provisions of, the negotiations relating to, the subject matter and the parties of the Letter Agreement. Any party may disclose information which would otherwise be confidential if and to the extent required to claim or defend its rights under this side letter or the Letter Agreement in an arbitral proceeding in accordance with Clause 5 below.

3. This side-letter constitutes an amendment to the Letter Agreement which in turn constitutes an amendment to the Agreement.

4. This side letter shall be governed by and construed in accordance with the laws of Austria without regard to the principles of conflict of laws thereof.

5. In the event of any dispute, controversy or claim arising out of or in connection with the arrangements embodied herein (including any schedule or attachment hereto) or the breach, termination or validity of this document, the Parties shall use all reasonable endeavors to resolve the matter on an amicable basis. If one Party serves formal written notice on the other Party or Parties that a material dispute, controversy or claim of such a description has arisen and the Parties are unable to resolve the dispute within a period of thirty (30) days from the service of such notice, then the dispute, controversy or claim shall be referred to the respective senior executives of the parties hereto. No recourse to arbitration by one Party against the other Party or Parties under this Side Letter and/or the arrangements embodied herein shall take place unless and until such procedure has been followed.

        If the senior executives of the Parties hereto shall have been unable to resolve any dispute, controversy or claim referred to them within a period of ten (10) days from referral to the senior executives, that dispute, controversy or claim shall be referred to and finally settled by arbitration under and in accordance with the

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        Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with those rules. The place of arbitration shall be Zurich, Switzerland. The arbitration proceedings shall be conducted, and the award shall be rendered, in the English language.

        The Parties hereto hereby waive any rights of application and appeal to any court or tribunal of competent jurisdiction (including without limitation the courts of Germany, Austria, Switzerland, the United States of America and England) to the fullest extent permitted by law in connection with any question of law arising in the course of the arbitration or with respect to any award made except for actions relating to enforcement of this arbitration clause or an arbitral award and except for actions seeking interim or other provisional relief in aid of arbitration in any court of competent jurisdiction.


Dusseldorf, this 29th day of June, 2001

/s/
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Mannesmann Eurokom GmbH

/s/
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tele.ring Telekom Service GmbH

/s/
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EHG Einkaufs und Handels GmbH